Exhibit 12

April     , 2017

Active Bond Fund

a series of John Hancock Funds II

601 Congress Street

Boston, MA 02210

John Hancock Bond Fund

a series of John Hancock Sovereign Bond Fund

601 Congress Street

Boston, MA 02210

Re:        Reorganization to Combine Series of Two Massachusetts Business Trusts

Ladies and Gentleman:

John Hancock Sovereign Bond Fund, a Massachusetts business trust (“JHSBF”), on behalf of its series John Hancock Bond Fund (the “Acquiring Fund”), and John Hancock Funds II (“JHF II”), on behalf of its series Active Bond Fund (“Acquired Fund”), have requested our opinion as to certain federal income tax consequences of transactions (the “Reorganization”) in which the Acquiring Fund will acquire substantially all of the assets and assume all of the liabilities of the Acquired Fund in exchange solely for shares of beneficial interest in the Acquiring Fund (“Acquiring Fund Shares”) pursuant to an Agreement and Plan of Reorganization (“Agreement”) entered into by JHSBF, on behalf of the Acquiring Fund, and JHF II, on behalf of the Acquired Fund, on April , 2017.1 Specifically, the Funds have

1 Each of the Acquired Fund and Acquiring Fund is sometimes referred to herein as a “Fund,” and JHSBF and JHF II are sometimes referred to herein as “Investment Companies.”

K&L Gates LLP

State Street Financial Center One Lincoln Street Boston MA 02111

T +1 617 261 3100 F +1 617 261 3175 klgates.com

April   , 2017

requested our opinion that the consummation of the Reorganization will qualify as a “reorganization” (as defined in section 368(a)).2

In rendering this opinion, we have examined (1) the Agreement, (2) the Proxy Statement/Prospectus dated February , 2017, regarding the Reorganization (“Proxy Statement”) that was furnished in connection with the solicitation, by the members of JHF II’s Board of Trustees ( “Board”), of proxies for use at a special meeting of the Acquired Fund’s shareholders that was held on April 6, 2017, and (3) other documents we have deemed necessary or appropriate for the purposes hereof (collectively, “Documents”). We have assumed, for purposes hereof, the accuracy and completeness of the information contained in all the Documents. As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission), on the representations and warranties set forth in the Agreement and on the statements and representations of officers and other representatives of the Acquiring Fund and the Acquired Fund (collectively, “Representations”). We have assumed that any Representation made “to the knowledge and belief” (or similar qualification) of any person or party is, and at the Closing Date (as defined in the Agreement) will be, correct without such qualification. We have also assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement. Finally, we have assumed that the Documents and the Representations present all the material and relevant facts relating to the Reorganization.

OPINION

Based solely on the facts and representations set forth in the reviewed documents and the representations of officers of the Investment Companies, and conditioned on (i) those representations’ being true on the closing date of the Reorganization and (ii) the Reorganization’s being consummated in accordance with the Agreement (without the waiver or modification of any terms or conditions thereof), our opinion with respect to the federal income tax consequences of the Reorganization is as follows.

1.        The Reorganization will be a reorganization under section 368(a)(1) of the Code, and the Acquired Fund and the Acquiring Fund will each be a party to a reorganization under section 368(b) of the Code.

2 All “section” references are to the Internal Revenue Code of 1986, as amended (“Code”), unless otherwise noted, and all “Treas. Reg. §” references are to the regulations under the Code (“Regulations”).

April   , 2017

2.        No gain or loss will be recognized by the Acquired Fund upon the transfer of all of its assets to, and the assumption of all of its liabilities by, the Acquiring Fund in exchange solely for Acquiring Fund Shares, followed by the distribution of those Acquiring Fund Shares to the Acquired Fund’s shareholders in liquidation of the Acquired Fund.

3.        No gain or loss will be recognized by the Acquiring Fund on the receipt of the Acquired Fund's assets and the assumption of its liabilities in exchange solely for the Acquiring Fund Shares.

4.        The basis of the Acquired Fund's assets in the hands of the Acquiring Fund will be the same as the basis of such assets in the Acquired Fund's hands immediately prior to the Reorganization.

5.        The Acquiring Fund's holding period in the assets to be received from the Acquired Fund will include the Acquired Fund's holding period in such assets (except where the Acquiring Fund’s investment activities have the effect of reducing or eliminating an asset’s holding period).

6.        The Acquired Fund’s shareholders will recognize no gain or loss on the exchange of their shares of beneficial interest in the Acquired Fund (“Acquired Fund Shares”) for Acquiring Fund Shares in the Reorganization.

7.        The Acquired Fund’s shareholders’ aggregate basis in the Acquiring Fund Shares to be received by them will be the same as their aggregate basis in the Acquired Fund Shares to be surrendered in exchange therefor.

8.        The holding period of the Acquiring Fund Shares to be received by the Acquired Fund’s shareholders will include the holding period of the Acquired Fund Shares to be surrendered in exchange therefor, provided those Acquired Fund Shares were held as capital assets on the date of the Reorganization.

No opinion is expressed as to the effect of the Reorganization on the Funds or any Acquired Fund shareholder with respect to any asset as to which unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

Our opinion is based on, and is conditioned on the continued applicability of, the provisions of the Code and the Regulations, judicial decisions, and rulings and other pronouncements of the Internal Revenue Service (“Service”) in existence on the date hereof. All the foregoing authorities are subject to change or modification that can be applied retroactively and thus also could affect the conclusions expressed herein; we assume no responsibility to update our opinion after the date hereof with respect to any

April   , 2017

such change or modification. Our opinion represents our best judgment regarding how a court would decide the issues addressed herein and is not binding on the Service or any court. Moreover, our opinion does not provide any assurance that a position taken in reliance thereon will not be challenged by the Service, and although we believe that our opinion would be sustained by a court if challenged, there can be no assurances to that effect.

Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other federal, or any state, local, or foreign tax consequences of the Reorganization or any other action (including any taken in connection therewith). Our opinion also applies only if each Fund is solvent, and we express no opinion about the tax treatment of the transactions described herein if any Fund is insolvent. Finally, our opinion is solely for the addressees’ information and use and may not be relied on for any purpose by any other person without our express written consent.

Very truly yours,